Ceres Chill, Co.

Financial Statements

December 31, 2021 and 2020

Keiter
Your Opportunity Advisors

4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

CERES CHILL, CO.

Table of Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders
Ceres Chill, Co.
Bainbridge Island, WA 98110

We have reviewed the accompanying financial statements of Ceres Chill, Co. (the "Company"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

October 18, 2022
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

Ceres Chill, Co.
Balance Sheets

Assets	As of December 31, 2021	2020
Current assets:		
Cash	$ 89,380	$ 9,478
Accounts receivable	25,818	-
Inventory	66,868	-
Other current assets	28,860	542
Total current assets	210,926	10,020
Fixed assets, net	21,635	-
Deferred tax asset, net	16,208	29,392
Total assets	$ 248,769	$ 39,412
Liabilities and Shareholder's Deficit		
Current liabilities:		
Accounts payable	$ 16,852	$ 16,252
Accrued liabilities	172,212	8,775
Convertible notes payable	90,750	-
Total current liabilities	279,814	25,027
Long-term liabilities:		
Convertible notes payable	-	90,750
Total liabilities	279,814	115,777
Shareholder's deficit:		
Additional paid-in-capital	43,605	42,235
Accumulated deficit	(74,650)	(118,600)
Total shareholder's deficit	(31,045)	(76,365)
Total liabilities and shareholder's deficit	$ 248,769	$ 39,412

See report of independent accountants and accompanying notes to financial statements.

Ceres Chill, Co.
Statements of Operations

	For the years ended December 31, 2021	2020
Sales		
Total product sales, net	$ 873,526	$ 95,411
Cost of goods sold		
Cost of products	333,562	69,930
Fulfillment costs	82,755	5,590
Shipping costs	188,973	22,980
Total cost of goods sold	605,290	98,500
Gross profit (loss)	268,236	(3,089)
Operating expenses		
Facilities	5,340	3,884
General and administrative	11,535	62,141
Marketing	91,231	9,180
Professional fees	30,824	28,094
Outside labor expenses	62,549	1,000
Depreciation	2,715	-
Total operating expenses	204,194	104,299
Net operating income (loss)	64,042	(107,388)
Other income (expense)		
Interest income	2,178	-
Interest (expense)	(5,445)	(1,769)
Total other expense, net	(3,267)	(1,769)
Net income (loss) before tax provision	60,775	(109,157)
Income tax expense (benefit)	16,825	(21,236)
Net income (loss)	$ 43,950	$ (87,921)

See report of independent accountants and accompanying notes to financial statements.

Ceres Chill, Co.
Statements of Shareholder's Equity (Deficit)

	Common Shares				
	Shares	Amount	Additional Paid-in-Capital	Accumulated Deficit	Total Shareholder's Equity (Deficit)
Balance as of January 1, 2020	-	$ -	$ 38,835	$ (30,679)	$ 8,156
Net loss	-	-	-	(87,921)	(87,921)
Proceeds from shareholder contributions	-	-	3,400	-	3,400
Balance as of December 31, 2020	-	-	42,235	(118,600)	(76,365)
Net income	-	-	-	43,950	43,950
Proceeds from shareholder contributions	-	-	1,370	-	1,370
Balance as of December 31, 2021	$ -	$ -	$ 43,605	$ (74,650)	$ (31,045)

See report of independent accountants and accompanying notes to financial statements.

Ceres Chill, Co.
Statements of Cash Flows

	For the years ended December 31, 2021	For the years ended December 31, 2020
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 43,950	$ (87,921)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	2,715	-
Deferred income taxes	13,184	(21,236)
Changes in operating assets and liabilities:		
Accounts receivable	(25,818)	-
Inventory	(66,868)	(542)
Other current assets	(28,318)	-
Accounts payable and accrued liabilities	164,037	25,027
Net cash provided by (used in) operating activities	102,882	(84,672)
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Purchase of fixed assets	(24,350)	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from convertible debt	-	90,750
Proceeds from shareholder contributions	1,370	3,400
Net cash provided by financing activities	1,370	94,150
Net change in cash	79,902	9,478
Cash beginning of period	9,478	-
Cash end of period	$ 89,380	$ 9,478

See report of independent accountants and accompanying notes to financial statements.

Note 1 – Description of Business and Summary of Significant Accounting Policies

Description of Business
Ceres Chill, Co., a Washington corporation, (the "Company") began operations in 2018, for the purpose of designing, manufacturing, and distributing breastmilk chillers and related accessories to breastfeeding parents. The Company has developed five unique, patent-pending products to empower women to live incredible lives while achieving their breastfeeding goals. These products continue to improve the parenting and professional lives of first responders, soldiers, doctors, nurses, postal workers, corporate executives, stay-at-home moms, lawyers, social workers, realtors, caterers, teachers, exclusive pumpers – just to name a few.

The Company's CEO and founder is the inventor of the patented Chiller and the five other patent-pending products. The Company's chillers are manufactured in China by valued partners with decades of experience creating top-of-the-line vacuum sealed bottles completely free of lead, BPAs or other FDA and EU-prohibited toxins. All products are independently tested by USA Consumer Protection approved labs.

Several of the Company's complementary products are manufactured and/or assembled in the United States, then sold online alongside the Chillers from the Company's warehouse based in the founder's hometown of Spokane, Washington. The health value to parents and infants is reflected in the Company's IRS recognition of multiple products' qualification for purchasing through Health Savings Accounts (HSA/FSA approved).

All products are developed with the input and research of the Company's Science Advisory Board. The Company's Science Advisory Board is comprised by leaders in the healthcare, obstetrics, pediatric research and lactation fields.

The Company continues to spearhead key strategic partnerships with other innovative and established brands in the infant/toddler and maternity markets. Within the first half of 2022, the Company has doubled its boutique retail partners and hospital/birthing center sales.

Management's Plans
The Company's updated strategic plan for 2022 and beyond is focused on raising additional funds through equity offering rounds that will support growth of the Company. The focus will be on growth through increased spend on marketing to increase awareness and attract new customers. The Company believes that by executing its strategic plan, it will enable it to continue for a reasonable period of time.

Basis of Preparation and Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities, and revenues and expenses, reported in these financial statements and accompanying notes. Estimates are used for, but not limited to allowances for product returns and refunds and the Company's lifetime warranty program. Actual results could differ from those estimates.

Concentrations and Credit Risk
Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains its cash in a financial institution with balances that periodically exceed federally insured limits. Accounts receivable is made up of customers across various geographic regions.

Accounts Receivable
Accounts receivable are amounts derived from customers in the ordinary course of business. Management evaluates the need for an allowance based on the amount of receivables that will actually be collected. At December 31, 2021 and 2020, an allowance for doubtful accounts was not considered necessary.

Inventory
Inventory, consisting of products available for sale, are primarily accounted for using the first-in, first-out method, and are valued at the lower of cost and net realizable value. Management uses a perpetual inventory record keeping system that tracks quantities of units sold but not the unit costs. Unit costs are separately tracked based on purchase costs of finished goods inventory. Management believes the impact on its financial position and results of operations at the balance sheet dates and for the twelve months then ended is not materially affected by the use of these procedures. However, they are in the process of evaluating inventory software platforms and plan to implement a perpetual inventory software solution that will improve the efficiency and effectiveness of the inventory management process.

Property and Equipment
Property and equipment reflect the cost of moldings, less accumulated depreciation. Moldings are depreciated using the straight-line method over 3 years.

Depreciation expense recognized in results of operations for the years ended December 31, 2021 and 2020, was $2,715 and $0, respectively.

Revenue Recognition
Revenue is recognized from the sale of the Company's chillers and related accessories to retail customers. The Company's responsibility to deliver each unit of quantity purchased by the Company's retail customers represents separate distinct performance obligations. These performance obligations are satisfied at the point in time control of each unit of quantity transfers to the customer which occurs when the Company delivers the products to a third-party carrier.

The transaction price is allocated to each performance obligation using the relative standalone selling price. The Company determines standalone selling prices based on the prices charged to customers. Revenue is measured based on the amount of consideration that the Company expects to receive, reduced by promotional discounts from redeemed discount codes and estimates for return allowances. Revenue also excludes any amounts collected on behalf of third parties, including sales taxes.

Revenue Recognition, Continued
The Company does not have any contract assets representing its right to consideration in exchange for goods or services that the Company has transferred to a customer when that right is conditioned on something other than the passage of time. And the Company has no contract liabilities arising from its obligation to transfer goods or services to a customer for which the Company has received consideration from the customer.

Return Allowances
Return allowances, which reduce revenue and cost of sales, are estimated using historical experience. Liabilities for return allowances are included in Accrued Liabilities and were $16,977 and $3,249 as of December 31, 2021 and 2020. Included in Inventory on the balance sheets are assets totaling $2,870 and $542 as of December 31, 2021 and 2020 for the rights to recover products from customers associated with liabilities for return allowances.

Marketing
Marketing costs primarily consist of advertising. Advertising costs are expensed as incurred and totaled $1,272 and $5,280 for the years ended December 31, 2021 and 2020, respectively.

Income Taxes
Income taxes include U.S. (federal) income taxes. Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases, as well as net operating loss and tax credit carryforwards. The Company states those balances at the enacted tax rates the Company expects will be in effect when it pays or recover the taxes. Deferred income tax assets represent amounts available to reduce income taxes the Company will pay on taxable income in future years. The Company evaluates its ability to realize these future tax deductions and credits by assessing whether it expects to have sufficient future taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings, and available tax planning strategies to utilize these future deductions and credits. The Company establishes a valuation allowance when it no longer considers it more likely than not that a deferred tax asset will be realized.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Convertible Notes
When the Company issues debt with a conversion feature, management assesses whether the conversion feature meets the requirements to be treated as a derivative, whether the notes contain a beneficial conversion feature and whether the notes should be classified as a liability or equity in accordance with *ASC 815 - Derivatives and Hedging*, *ASC 470 – Debt,* and *ASC 480 – Distinguishing Liabilities from Equity*. Management determined that the debt with a conversion feature that has been issued by the Company does not meet the definition of a derivative and does not contain a conversion feature that would require the instrument to be separated into debt and equity. Therefore, the notes have been accounted for as a liability in their entirety. See Note 2.

Note 2 – Convertible Notes

During the year ended December 31, 2020, the Company entered into convertible note agreements with certain investors whereby the Company agreed to pay the aggregate principal sum of $90,750, together with unpaid accrued interest thereon from the date of issuance. The notes bear interest at an interest rate of 6%, and the maturity date is June 10, 2022. Unless earlier converted, the principal and accrued interest is due and payable by the Company on demand by the majority of the note holders at any time after the maturity date of the notes.

Holders of the convertible notes have the option to convert their notes into shares of the Company's equity, in the following circumstances:

Next Equity Financing. Upon the Company's closing of its next equity financing, the notes will automatically be converted into the number of conversion units equal to the purchase price of the convertible notes plus unpaid accrued interest divided by a conversion price that reflects a discount from the price of preferred equity securities purchase by investors in the next equity financing.

Company Transaction. A Company Transaction is defined as (i) a closing of the sale, transfer or other disposition of all or substantially all of the Company's assets, (ii) the consummation of a merger or consolidation of the Company with or into another entity whereby another entity holds more than 50% of the voting power of Company's equity securities, (iii) the closing of the transfer to a person or group of affiliated persons of more than 50% of the voting power of the Company's equity securities, or (iv) the liquidation, dissolution or winding up of the Company. In the event of a Company Transaction, the convertible notes and all unpaid accrued interest automatically become (i) payable upon demand as of the closing of the transaction or (ii) redeemable for a payment equal to the amount the holder would have received had the convertible note and all unpaid accrued interest converted into conversion units immediately prior to the transaction at a conversion price determined by the note's stated valuation cap divided by the Company's fully-diluted capitalization.

Maturity Conversion. Unless earlier converted as a result of a Next Equity Financing or Company Transaction, at the election of the majority of the holders, at any time on or after the maturity date, the convertible notes can be converted into the number of conversion units equal to the purchase price of the notes plus unpaid accrued interest divided by the conversion price determined by the note's stated valuation cap divided by the Company's fully-diluted capitalization.

The notes are part of a series of notes with the same terms that the Company can issue to investors, up to an aggregate price of $1,000,000. The notes were re-classified to a current liability at December 31, 2021.

Note 3 – Shareholder's Deficit

The number of common shares authorized as of December 31, 2021 and 2020, is 20,000,000 with a par value of $0.00001 per share. No shares were issued and outstanding as of the balance sheet dates.

Note 4 — Income Taxes

In 2021 and 2020, the Company recorded net tax expense (benefit) of $16,825 and ($21,236), respectively. Cash taxes paid were $0 in 2021 and 2020. The temporary differences giving rise to deferred tax assets are primarily attributable to net operating loss carryforwards, depreciation expense and accrued expenses.

The components of the provision for income taxes, net are as follows:

	2021	2020
U.S. Federal:		
Current	$3,642	$0
Deferred	13,183	(21,236)
Total provision for income taxes, net	$16,825	($21,236)

Tax benefits relating to net operating losses are reducing the Company's U.S. taxable income. Below is a schedule of the amounts and expiration dates of net operating loss carryforwards:

Carryover year 2019	$38,835
Carryover year 2020	$96,524
Total carryover to 2021	$135,359
Amount utilized in 2021	($50,822)
Total carryover to 2022	$84,537

Deferred tax assets, of $18,918 and $29,960 as of December 31, 2021 and 2020, are presented net of deferred tax liabilities of $2,710 and $568. The Company did not recognize a valuation allowance for deferred tax assets due to the certainty that expected future taxable income will be more than sufficient to realize a tax benefit.

Note 5 – Product Warranty

The Company has a lifetime warranty that extends to the original purchaser of the Company's item only when purchased from the Company directly or from one of the Company's authorized retail partners. The original purchaser can return defective parts for replacement. No products were returned in 2020. In 2021, product returns were insignificant to the Company's results of operations. No accrual has been recorded as of December 31, 2021 and 2020, for warranty liability. Management believes the warranty liability, if any, is insignificant to its December 31, 2021 and 2020 financial position and results of operations for the years then ended.

Note 6 – Subsequent Events

Shared-based compensation

On January 19, 2022, the Company's board of directors approved the execution of a Restricted Stock Purchase Agreement granting its CEO the right to purchase 10,000,000 shares of common stock for a total purchase price of $100. The shares vest 25% on the first anniversary of the vesting commencement date, and then 1/48th vest monthly for the following three years.

Operating Lease

On February 18, 2022, the Company entered into a noncancelable lease agreement to lease approximately 4,000 square feet of warehouse space in Spokane, WA. The warehouse space will be used to store inventory and fulfill customer orders. The lease is for 5 years, expiring on May 31, 2027. At the end of the lease term, the Company has an option to extend the lease term on a month-to-month basis.

The lease has been accounted for in accordance with ASC 842 – Leases which requires the recognition of a right to use asset and lease liability. The Company recognized a right to use asset and lease liability of $112,055, respectively.

Following is a schedule by years of the minimum rental payments required under the operating lease accounted for in accordance with ASC 842:

Year ending December 31:	
2022	$26,400
2023	27,192
2024	27,996
2025	28,838
2026	29,712
Later years	-
Total minimum payments required	$140,136

Subsequent events were evaluated through October 18, 2022 the date the financial statements were available to be issued.

Note 7 – New Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02 Leases, which requires companies with leases to recognize on their balance sheets the assets and liabilities generated by contracts longer than a year. The total value is calculated based on the present value of the future lease payments and the total expense is recognized over the life of the lease on a straight-line basis. The standard is effective for private companies for fiscal years beginning after December 15, 2021, with early adoption permitted.